

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2021

Darren Marble
Co-Chief Executive Officer
Crush Capital Inc.
Spring Place
9800 Wilshire Blvd.
Beverly Hills, CA 90212

> **Re: Crush Capital Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed January 8, 2021**
> **File No. 024-11293**

Dear Mr. Marble:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 4, 2020 letter.

Amendment No. 1 to Offering Statement on Form 1-A

Risk Factors
"We may be liable for misstatements made by the issuers we feature . . .", page 7

1. We note your response to comment 4 that "the show may include persons with knowledge and experience in the financial markets or other relevant industry experience to act as mentors for featured issuers." Please clarify what activities fall within "mentoring" the featured issuers. Please also clarify whether these "mentors" will be introduced on your show as having specialized expertise in financial markets or the relevant industry.

The Company's Business
Overview, page 14

2.   We note your response to comment 6 stating that Crush Capital will not be, among other things, engaged in the business of, or compensated for, effecting transactions in securities, or making a recommendation with respect to securities, but we require additional information in order to fully consider your facts and conclusion. The Commission recently proposed a conditional exemption from the broker registration requirements for Section 15(a) of the Exchange Act for certain activities of finders. In the Proposed Finders Order, the Commission stated that it looks to an array of factors in determining whether a person is a broker. Further, the Commission stated that it has generally viewed solicitation as any affirmative effort intended to induce a securities transaction. In light of the Proposed Finders Order and the various activities performed by Crush Capital and your platform, please explain why Crush Capital and the platform are not required to register as a broker-dealer.

3.   We note your response to comment 6 that you do not believe the Company should be characterized as an investment adviser. We also note that your response states that you "will provide a technology platform for Regulation A investors, and will undertake *a first stage selection* of potential issuers using a qualitative review of the people involved, public profiles and for entertainment value, which will not take into account company valuations, stock prices, or financial metrics." Your response also notes that the Company intends to select issuers who wish to conduct a "firm commitment" IPO, meet the requirements to conduct an offering under Regulation A, and meet the minimum listing requirements of NASDAQ. Moreover, your response also states "[e]mphasis will be on issuers with existing customers . . . that are easy . . . for unsophisticated viewers to understand." Please provide a detailed legal analysis addressing why you believe the Company does not meet the definition of an "investment adviser" as defined in the Investment Advisers Act of 1940, including whether selecting the initial set of issuers and featuring them on the Company's investor portal would be considered providing investment advice for purposes of the definition of "investment adviser" under the Investment Advisers Act of 1940. Please tell us what exclusion from the Investment Advisers Act of 1940 you are relying on (if any), and provide us with a detailed legal analysis supporting your determination that the exclusion is available to you. In your response, please provide any additional criteria that the Company may consider when undertaking its selection of potential issuers.

The Pre-Offering and Offering Process
Firm Commitment Offerings, page 17

4.   We note your response to comment 5, and your amended disclosure on page 16 that "Roth would also allocate the securities of each featured IPO issuer to both its institutional clients and/or to retail investors." Please amend your disclosure to clarify how Roth will determine the retail allocation, and the typical retail allocation expected in each offering,

if known. We also note your disclosure on page 2 and elsewhere where you state that "for firm commitment offerings hosted on [y]our subscription portal, [y]our platform will enable retail investors to subscribe for the securities of the issuers featured on *Going Public* and be included in the underwriter's allocation directly." Clarify whether it is your expectation that all of your *Going Public* issuers will use your subscription portal to allow viewers to subscribe and, if so, how Dalmore fits into this process. Clarify how your subscription portal interfaces with Roth's underwriting activities, with a view to understanding exactly how Roth or any other investment banker, Dalmore, or any other broker-dealer and you, will interface.

5.   As a related matter, we note your response to comment 8, and your amended disclosure that, for firm commitment offerings, "The investment bank, as underwriter for the offering, would provide an allocation to retail investors, which would reduce the allocation otherwise subscribed to by its institutional customers." We also note that your episodes will stream online, only after all of the issuers' offering statements comprising a season have been qualified, and that investors can invest in the primary offering while they watch your shows. It is not clear to us how investors will be able to invest in the companies you feature after qualification, but after Roth has completed its road shows and developed institutional interest, without getting a better understanding of how much time you expect Roth to allow for the retail component of the offering to be built and allocated. In this regard, unless offers and sales of the entire firm commitment offering are commenced within two calendar days of the qualification of each issuer's offering statement, the offering appears to be an impermissible delayed offering. Therefore, please amend the intended structure of the firm commitment offerings to comply with Regulation A, or provide us with your detailed analysis as to how you believe that the retail allocation would not result in a delayed offering.

The Crush Capital Platform, page 20

6.   We note that in some places in your offering circular you continue to refer to your platform as an "investment platform" and elsewhere you refer to it as a "platform" or "technology platform" or "subscription portal." Please revise to remove all reference to "investment platform," given our understanding that potential investors cannot buy or sell securities via your platform.

Compensation of Directors and Executive Officers, page 28

7.   Please update the disclosure in this section to reflect compensation for your directors and executive officers for your last completed fiscal year. See Item 11 of Form 1-A.

Interim Financial Statements (unaudited)
Note 4 – Stockholders' Equity, page F-20

8.   You state that share quantities in the accompanying financial statements for periods prior to May 4, 2020 have been modified to reflect the conversion of LLC Units to shares in

Crush Capital, Inc. Please tell us why you have not modified the financial statements for the years ended December 31, 2019 and 2018 to reflect the conversion.

 You may contact Ta Tanisha Meadows at 202-551-3322 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Mara Ransom at (202) 551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Heidi Mortensen